Exhibit 99.2

EXECUTION VERSION

TAX MATTERS AGREEMENT

by and among

THE DOW CHEMICAL COMPANY,

BLUE CUBE SPINCO INC.,

and

OLIN CORPORATION

Dated as of March 26, 2015

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT, dated as of March 26, 2015, is by and among THE DOW CHEMICAL COMPANY, a Delaware corporation (“TDCC”), BLUE CUBE SPINCO INC., a Delaware corporation (“Spinco”), and OLIN CORPORATION, a Virginia corporation (“Parent”). Each of TDCC, Spinco and Parent is sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, TDCC is engaged, directly and indirectly, in the Dow Business and the Blue Cube Business;

WHEREAS, the TDCC Board has determined that it would be in the best interests of TDCC and its stockholders to separate the Blue Cube Business from the Dow Business;

WHEREAS, TDCC will separate the Blue Cube Business from the Dow Business prior to and in anticipation of the Contribution and Distribution by means of, among other actions, various internal restructuring transactions, involving foreign and domestic Subsidiaries of TDCC (the “Internal Restructuring”);

WHEREAS, TDCC and Spinco entered into the Separation Agreement, dated as of March 26, 2015 (the “Separation Agreement”), pursuant to which TDCC will, following the Internal Restructuring, contribute all of its ownership interests in a newly-formed Delaware limited liability company and Blue Cube Holding LLC, a Delaware limited liability company, and other related items to Spinco in exchange for additional Spinco Common Stock, the Spinco Securities (or the Above Basis Amount dividend contemplated by Section 2.03 of the Separation Agreement) and the Special Payment (the “Contribution”);

WHEREAS, pursuant to the Separation Agreement, TDCC will either (a) distribute all of the shares of Spinco Common Stock to holders of TDCC Common Stock without consideration on a pro rata basis (the “One-Step Spin-Off”) or (b) consummate an offer to exchange (the “Exchange Offer”) shares of Spinco Common Stock for currently outstanding shares of TDCC Common Stock and, in the event that TDCC’s stockholders subscribe for less than all of the Spinco Common Stock in the Exchange Offer, TDCC will distribute, pro rata to holders of TDCC Common Stock, any unsubscribed Spinco Common Stock on the Closing Date immediately following the consummation of the Exchange Offer so that TDCC will be treated for U.S. federal income tax purposes as having distributed all of the Spinco Common Stock to its shareholders (the “Clean-Up Spin-Off,” and the disposition by TDCC of 100% of the Spinco Common Stock by either the One-Step Spin-Off or the Exchange Offer (followed by any Clean-Up Spin-Off), the “Distribution”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of March 26, 2015 (the “Merger Agreement”), by and among TDCC, Spinco, Parent, and Blue Cube Acquisition Corp., a Delaware corporation (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into Spinco, with Spinco surviving as the continuing corporation (the “Merger”);

WHEREAS, the Parties intend that, for U.S. federal income tax purposes, (i) the Contribution and the Distribution, taken together with any other integrally related transactions, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code; (ii) the Distribution will qualify for non-recognition of gain or loss under Sections 355 and 361 of the Code, and (iii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, prior to consummation of the Contribution and the Distribution, TDCC was the common parent of an affiliated group of corporations, including Spinco, within the meaning of Section 1504 of the Code;

WHEREAS, as a result of the Distribution, Spinco and its Subsidiaries will cease to be members of the affiliated group of corporations within the meaning of Section 1504 of the Code of which TDCC is the common parent; and

WHEREAS, the Parties desire to (a) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes and (b) set forth certain covenants and indemnities relating to the preservation of the tax-free status of certain steps of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, each of the Parties mutually covenants and agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.01 General. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Firm” has the meaning set forth in Section 8.01.

“Adjustment” means an adjustment of any item of income, gain, loss, deduction, credit or any other item affecting Taxes of a taxpayer pursuant to a Final Determination.

“Agreement” means this Tax Matters Agreement among the Parties and all amendments hereto made in accordance with the provisions of Section 8.10.

“Benefited Party” has the meaning set forth in Section 4.01(b).

“Blue Cube Business” has the meaning ascribed to the term “Business” in the Separation Agreement.

“Carryback” has the meaning set forth in Section 4.02(b).

“Closing Date” means the date on which the Distribution is consummated.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Parent” means (a) for U.S. federal Income Tax purposes, the “common parent corporation” of an “affiliated group” (in each case, within the meaning of Section 1504 of the Code) filing a U.S. federal consolidated Income Tax Return, or (b) for state, local or foreign income Tax purposes, the common parent (or the equivalent thereof) of a Tax Group.

“Contribution” has the meaning set forth in the recitals to this Agreement.

“Counsel” means Shearman & Sterling LLP.

“Debt Exchange” has the meaning set forth in the Merger Agreement.

“Disqualifying Action” means a TDCC Disqualifying Action or a Spinco Disqualifying Action.

“Distribution” has the meaning set forth in the recitals to this Agreement.

“Dow Business” means the active trades or businesses engaged in by Dow, other than the Blue Cube Business.

“Dow Plan” has the meaning set forth in the Merger Agreement.

“Dow Stock Award” has the meaning set forth in the Employee Matters Agreement.

“Due Date” means (a) with respect to a Tax Return, the date (taking into account all valid extensions) on which such Tax Return is required to be filed under applicable Law and (b) with respect to a payment of Taxes, the date on which such payment is required to be made to avoid the incurrence of interest, penalties or additions to Tax.

“Effective Time” means the time at which the Distribution is consummated.

“External Transactions” means the Contribution, the Debt Exchange, the Distribution, and the Merger.

“Extraordinary Transaction” means any action that is not in the Ordinary Course of Business, but shall not include any action described in or contemplated by the Separation Agreement, the Merger Agreement or any other Transaction Agreement or that is undertaken pursuant to the Contribution or the Distribution.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Section 355(d) and (e) of the Code.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the

Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the entire Tax liability for any taxable period, (c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (d) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Taxing Authority.

“Income Tax Return” means any Tax Return in respect of Income Taxes.

“Income Taxes” means any Taxes based upon, measured by, or calculated with respect to: (a) net income or profits or net receipts (including, but not limited to, any capital gains, minimum Tax or any Tax on items of Tax preference, but not including sales, use, real or personal property, or transfer or similar Taxes) or (b) multiple bases (including corporate franchise, doing business and occupation Taxes) if one or more bases upon which such Tax may be based, measured, or calculated, is described in clause (a).

“Indemnified Party” means the Party which is entitled to seek indemnification from the other Party pursuant to the provisions of Article III.

“Indemnifying Party” means the Party from which the other Party is entitled to seek indemnification pursuant to the provisions of Article III.

“Information” has the meaning set forth in Section 7.01(a).

“Information Request” has the meaning set forth in Section 7.01(a).

“Internal Restructuring” shall have the meaning set forth in the recitals to this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling” has the meaning ascribed to the term “Private Letter Ruling” in the Merger Agreement.

“IRS Ruling Request” means the letter filed by TDCC with the IRS requesting the IRS Ruling and any amendment or supplement to such ruling request letter.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, order, requirement or rule of law (including common law).

“Merger” has the meaning set forth in the recitals to this Agreement; provided, however, that if Spinco merges with and into Parent following the Merger, then for purposes of this Agreement, “Merger” shall mean both the merger of Merger Sub with and into Spinco and the merger of Spinco with and into Parent.

“Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Merger Effective Time” has the meaning ascribed to the term “Effective Time” in the Merger Agreement.

“Mixed Business Income Tax Return” means any Income Tax Return (other than a TDCC Consolidated Return), including any consolidated, combined or unitary Income Tax Return, that reflects or reports Income Taxes that relate to at least one asset or activity that is part of the Dow Business, on the one hand, and at least one asset or activity that is part of the Blue Cube Business, on the other hand.

“Mixed Business Income Taxes” means any U.S. federal, state or local, or foreign Income Taxes attributable to any Mixed Business Income Tax Return.

“Mixed Business Non-Income Tax Return” means any Non-Income Tax Return that reflects or reports Non-Income Taxes that relate to at least one asset or activity that is part of the Dow Business, on the one hand, and at least one asset or activity that is part of the Blue Cube Business, on the other hand.

“Mixed Business Non-Income Taxes” means any U.S. federal, state or local, or foreign Non-Income Taxes attributable to any Mixed Business Non-Income Tax Return.

“Mixed Business Tax Return” means any Mixed Business Income Tax Return or Mixed Business Non-Income Tax Return.

“Mixed Business Taxes” means any Mixed Business Income Taxes or Mixed Business Non-Income Taxes.

“Non-Income Tax Return” means any Tax Return in respect of Non-Income Taxes.

“Non-Income Taxes” means any Taxes other than Income Taxes.

“Notified Action” has the meaning set forth in Section 6.03(a).

“Ordinary Course of Business” means an action taken by a Person only if such action is taken in the ordinary course of the normal day-to-day operations of such Person.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Group” means Parent and each of its Subsidiaries.

“Parent Merger Tax Opinion” has the meaning given to such term in the Merger Agreement.

“Parent Stock Awards” has the meaning given to such term in the Merger Agreement.

“Party” and “Parties” have the meaning set forth in the preamble to this Agreement.

“Past Practice” means past general practices, accounting methods, elections and conventions.

“Person” has the meaning set forth in the Separation Agreement.

“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date, including for the avoidance of doubt, the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or before the Closing Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Closing Date.

“Preparing Party” means the Party that is required to prepare the applicable Tax Return under Sections 2.01, 2.02 or 2.03, as applicable.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Spinco management or shareholders, is a hostile acquisition, or otherwise, as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from Spinco, and/or one or more direct or indirect holders of outstanding shares of Spinco capital stock, direct or indirect ownership of a number of shares of Spinco capital stock that would, when combined with any other direct or indirect changes in ownership of Spinco capital stock pertinent for purposes of Section 355(e) of the Code (including the Merger), comprise 50% or more of (a) the value of all outstanding shares of stock of Spinco as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding shares of voting stock of Spinco as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Spinco or Parent of, or the issuance of stock pursuant to, a shareholder rights plan or (ii) issuances by Spinco that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders (except to the extent provided otherwise in the IRS Ruling). This definition and the application thereof is intended to facilitate compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that for purposes of this Agreement, the amount of any Refund required to be paid to another Party shall be reduced by the net amount of any Income Taxes imposed on, related to, or attributable to, the receipt or accrual of such Refund.

“Restriction Period” has the meaning set forth in Section 6.02(b).

“Reviewing Party” means, if TDCC is the Preparing Party, Spinco, and if Spinco is the Preparing Party, TDCC.

“Section 336(e) Election” has the meaning set forth in Section 4.06.

“Separation Agreement” has the meaning set forth in the recitals.

“Single Business Income Tax Return” means any Income Tax Return, including any consolidated, combined or unitary Tax Return, that reflects or reports Tax Items relating to the Dow Business, on the one hand, or the Blue Cube Business, on the other (but not both), whether or not the Person charged by Law to file such Tax Return is engaged in the business to which the Tax Return relates.

“Single Business Income Taxes” means any U.S. federal, state or local, or foreign Taxes attributable to any Single Business Income Tax Return.

“Single Business Non-Income Tax Return” means any Non-Income Tax Return, including any consolidated, combined or unitary Tax Return, that reflects or reports Tax Items relating to the Dow Business, on the one hand, or the Blue Cube Business, on the other (but not both), whether or not the Person charged by Law to file such Tax Return is engaged in the business to which the Tax Return relates.

“Single Business Non-Income Taxes” means any U.S. federal, state or local, or foreign Non-Income Taxes attributable to any Single Business Non-Income Tax Return.

“Single Business Tax Return” means any Single Business Income Tax Return or Single Business Non-Income Tax Return.

“Single Business Taxes” means any Single Business Income Taxes or Single Business Non-Income Taxes.

“Specified Transaction Taxes” means if the Spinco Financing and/or Spinco Securities are paid in whole or in part or repurchased by Spinco or one of its Affiliates (except for a refinancing by Spinco of the Spinco Financing) on or before the second anniversary of the date on which Spinco incurred the Spinco Financing, any Transaction Taxes attributable to, arising with respect to or as a result of the repayment of the Spinco Financing and/or Spinco Securities.

“Spinco” has the meaning set forth in the preamble to this Agreement.

“Spinco Assets” has the meaning ascribed to the term “Transferred Assets” in the Separation Agreement.

“Spinco Disqualifying Action” means (a) any action outside the Ordinary Course of Business by Parent or, after the Effective Time, Spinco or any Spinco Entity (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions outside the Ordinary Course of Business), (b) any event (or series of events) after the Effective Time involving the capital stock of Spinco, any assets of Spinco or any assets of any Spinco Entity, or (c) any breach by Parent or, after the Effective Time, by Spinco or any Spinco Entity of any representation, warranty or covenant made by them in this Agreement that, in each case, causes the Tax-Free Status of the External Transactions to be lost (in whole or in part); provided, however, that (i) the term “Spinco Disqualifying Action” shall not include any action expressly required by the Separation Agreement, the Merger Agreement or any other Transaction Agreement, in each case, to the extent such action does not constitute a breach by Parent or, after the Effective Time, by Spinco or any Spinco Entity of any representation, warranty or covenant made by them in this Agreement, the Separation Agreement, the Merger Agreement or any other Transaction Agreement (but including this Agreement only to the extent of Article VI hereof other than Section 6.02(a) hereof); and (ii) in the event that TDCC shall have waived the condition set forth in Section 8.03(c) of the Merger Agreement, the term “Spinco Disqualifying Action” shall not include any action taken by Spinco, Parent or any Spinco Entity that causes the Tax-Free Status of the External Transactions to be lost on or after the date of such waiver by TDCC unless, prior to consummating the Distribution, TDCC shall have received an Unqualified Tax Opinion in form and substance reasonably satisfactory to Parent, confirming the Tax-Free Status of the External Transactions.

“Spinco Entity” means any Subsidiary of Spinco immediately after the Effective Time.

“Spinco Excluded Taxes” means (a) Transaction Taxes (other than any Specified Transaction Taxes), and (b) Taxes caused by a TDCC Disqualifying Action.

“Spinco Financing” has the meaning ascribed to the term “Financing” in the Merger Agreement.

“Spinco Group” means, individually or collectively, as applicable, Spinco and any Spinco Entity.

“Spinco Securities” has the meaning set forth in the Separation Agreement.

“Spinco Taxes” means, without duplication, the following Taxes (whether such Taxes are shown as due on a Tax Return as initially filed or result from an Adjustment):

(a) Income Taxes and Non-Income Taxes for the Post-Closing Period (i) of the Spinco Group or (ii) relating to any portion of the Blue Cube Business held by TDCC pending contribution to the Spinco Group (which Taxes in the case of clause (ii) shall be computed by including only the Tax Items attributable to the assets or activities of the Blue Cube Business and excluding any Tax Items attributable to the assets or activities of the Dow Business), in each case, other than Spinco Excluded Taxes;

(b) any Taxes caused by a Spinco Disqualifying Action;

(c) any Specified Transaction Taxes; and

(d) any Taxes to the extent such Taxes were included in the Working Capital Amount reflected in the Final Working Capital Statement.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Tax” means (a) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any U.S. federal, state or local or foreign governmental authority, including, but not limited to, net income, gross income, gross receipts, excise, real property, personal property, sales, use, service, service use, license, lease, capital stock, transfer, recording, franchise, business organization, occupation, premium, environmental, windfall profits, profits, customs, duties, payroll, wage, withholding, social security, employment, unemployment, insurance, severance, workers compensation, excise, stamp, alternative minimum, estimated, value added, ad valorem, escheat, and other taxes, charges, fees, duties, levies, imposts, or other similar assessments, (b) any interest, penalties or additions attributable thereto and (c) all liabilities in respect of any items described in clauses (a) or (b) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law).

“Tax Advisor” means Ernst & Young LLP or other “Big Four” accounting firm selected by TDCC.

“Tax Attributes” means net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses, any other losses, deductions, credits or other comparable items, and asset basis, that could affect a Tax liability for a past or future taxable period.

“Tax Benefit” means any refund, credit, or other reduction in Tax payments otherwise required to be made to a Taxing Authority.

“Tax Cost” means any increase in Tax payments otherwise required to be made to a Taxing Authority (or any reduction in any refund otherwise receivable from any Taxing Authority).

“Tax-Free Status” or “Tax-Free Status of the External Transactions” has the meaning ascribed to the term “Tax-Free Status of the External Transactions” in the Merger Agreement.

“Tax Group” means any U.S. federal, state, local or foreign affiliated, consolidated, combined, unitary or similar group or fiscal unity that joins in the filing of a single Tax Return.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable.

“Tax Materials” means (i) the IRS Ruling, (ii) the TDCC RMT Tax Opinion, (iii) each submission to the IRS in connection with the IRS Ruling, including the IRS Ruling Request, (iv) any Tax Representation Letters addressed to Counsel supporting the TDCC RMT Tax Opinion, and (v) any other materials delivered or deliverable by TDCC, Spinco or Parent in connection with the rendering by Counsel of the TDCC RMT Tax Opinion and the issuance by the IRS of the IRS Ruling.

“Tax Matter” has the meaning set forth in Section 7.01(a).

“Tax Package” means all relevant Tax-related information relating to the operations of the Dow Business or the Blue Cube Business, as applicable, that is reasonably necessary to prepare and file the applicable Tax Return.

“Tax Proceeding” means any audit, assessment of Taxes, pre-filing agreement, or other examination by any Taxing Authority, or proceeding, appeal of a proceeding, or litigation relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing Authority in connection with the payment, determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax and any amended Tax return or claim for refund.

“Taxing Authority” means any governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“TDCC” has the meaning set forth in the preamble to this Agreement.

“TDCC Consolidated Return” means the U.S. federal Income Tax Return required to be filed by TDCC as the Common Parent.

“TDCC Consolidated Taxes” means any U.S. federal Income Taxes attributable to any TDCC Consolidated Return, including any Adjustments thereto.

“TDCC Disqualifying Action” means (a) any action outside the Ordinary Course of Business by TDCC or any TDCC Entity, or, prior to the Effective Time, by Spinco or a Spinco Entity (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions outside the Ordinary Course of Business), (b) any event (or series of events) involving the capital stock of TDCC, any assets of TDCC immediately after the Effective Time or any assets of any TDCC Entity immediately after the Effective Time, or (c) any breach by TDCC or any TDCC Entity, or, prior to the

Effective Time, by Spinco or a Spinco Entity, of any representation, warranty or covenant made by them in this Agreement, in each case, that causes the Tax-Free Status of the External Transactions to be lost (in whole or in part); provided, however, the term “TDCC Disqualifying Action” shall not include any action expressly required by the Separation Agreement, the Merger Agreement or any other Transaction Agreement, in each case, to the extent such action does not constitute a breach by TDCC or any TDCC Entity of any representation, warranty or covenant made by them in this Agreement, the Separation Agreement, the Merger Agreement or any other Transaction Agreement.

“TDCC Entity” means any Subsidiary of TDCC immediately after the Effective Time.

“TDCC Group” means, individually or collectively, as the case may be, TDCC and any TDCC Entity.

“TDCC RMT Tax Opinion” has the meaning set forth in the Merger Agreement.

“TDCC Taxes” means, without duplication, the following Taxes (whether such Taxes are shown as due on a Tax Return as initially filed or result from an Adjustment):

(a) with respect to Income Taxes and Non-Income Taxes of TDCC or any Subsidiary (or former Subsidiary) of TDCC, (i) any TDCC Consolidated Taxes, and (ii) Mixed Business Taxes and Single Business Taxes for (I) any Pre-Closing Period (including such Taxes attributable to assets or activities of the Blue Cube Business) and (II) any Post-Closing Period attributable to assets or activities of the Dow Business;

(b) any Taxes caused by a TDCC Disqualifying Action; and

(c) any Transaction Taxes;

provided, however, “TDCC Taxes” shall not include any Spinco Taxes.

“Transaction Agreement” means this Agreement, the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, and any other Transaction Document (as defined in the Separation Agreement).

“Transaction Taxes” means (i) any Taxes imposed on or by reason of the Internal Restructuring, the Contribution or the Distribution (including Transfer Taxes), other than any such Taxes caused by a Disqualifying Action, and (ii) any Taxes payable by reason of the distribution of cash or any other property from Spinco to TDCC. For the avoidance of doubt, Transaction Taxes include, without limitation, Taxes payable by reason of (1) deferred intercompany transactions or excess loss accounts triggered by the Contribution or the Distribution and (2) the settlement of intercompany receivables, payables, loans and other accounts between Spinco or any member of the Spinco Group, on the one hand, and TDCC and any member of the TDCC Group, on the other hand, as contemplated by Section 6.07 of the Separation Agreement.

“Transactions” means the Internal Restructuring, the External Transactions and the other transactions contemplated by the Separation Agreement, the Merger Agreement and any other Transaction Agreements.

“Transfer Taxes” means all sales, use, transfer, real property transfer, intangible, recordation, registration, documentary, stamp or similar Taxes imposed with respect to the Internal Restructuring, Contribution or the Distribution.

“Transferred Employees” has the meaning ascribed to that term in the Employee Matters Agreement.

“Treasury Regulations” means the final and temporary (but not proposed) income Tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Unqualified Tax Opinion” means an unqualified “will” opinion of a nationally recognized law firm or a Tax Advisor reasonably acceptable to TDCC to the effect that a transaction will not affect the Tax-Free Status of the External Transactions. Any such opinion shall assume that the External Transactions would have qualified for Tax-Free Status, if the transaction in question did not occur and may assume the accuracy of, and may rely upon, customary assumptions, representations and undertakings reasonably satisfactory to TDCC, as applicable, contained in a certificate delivered by an officer of TDCC, Parent or Spinco as the case may be.

“U.S.” means the United States of America.

“U.S. Income Taxes” means any Income Taxes imposed by or payable to the United States, any State or any political subdivision of the United States or any State.

Section 1.02 Additional Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to them in the Separation Agreement.

ARTICLE II

PREPARATION, FILING AND PAYMENT OF TAXES SHOWN DUE ON TAX RETURNS

Section 2.01 TDCC Consolidated Returns. TDCC shall prepare and file all TDCC Consolidated Returns for a Pre-Closing Period or a Straddle Period, and shall pay all Taxes shown to be due and payable on such Tax Returns; provided that Spinco shall reimburse TDCC for any such Taxes that are Spinco Taxes.

Section 2.02 Mixed Business Tax Returns.

(a) TDCC shall prepare and file (or cause a TDCC Entity to prepare and file) any Mixed Business Tax Return for a Pre-Closing Period or a Straddle Period required to be filed by TDCC or a TDCC Entity and shall pay, or cause such TDCC Entity to pay, all Taxes shown to be due and payable on such Tax Return; provided that Spinco shall reimburse TDCC for any such Taxes that are Spinco Taxes.

(b) Spinco shall prepare and file (or cause to be prepared and filed) any Mixed Business Tax Return for a Pre-Closing Period or a Straddle Period required to be filed by Spinco or a Spinco Entity after the Closing Date, and Spinco shall pay, or cause such Spinco Entity to pay, all Taxes shown to be due and payable on such Tax Return; provided that TDCC shall reimburse Spinco for any such Taxes that are TDCC Taxes.

Section 2.03 Single Business Tax Returns.

(a) TDCC shall prepare and file (or cause a TDCC Entity to prepare and file) any Single Business Tax Return for a Pre-Closing Period or a Straddle Period required to be filed by TDCC or a TDCC Entity and shall pay, or cause such TDCC Entity to pay, all Taxes shown to be due and payable on such Tax Return; provided that Spinco shall reimburse TDCC for any such Taxes that are Spinco Taxes.

(b) Spinco shall prepare and file (or cause a Spinco Entity to prepare and file) any Single Business Tax Return for a Pre-Closing Period or a Straddle Period required to be filed by Spinco or a Spinco Entity and shall pay, or cause such Spinco Entity to pay, all Taxes shown to be due and payable on such Tax Return; provided that TDCC shall reimburse Spinco for any such Taxes that are TDCC Taxes.

Section 2.04 Tax Return Procedures.

(a) TDCC Consolidated Returns. With respect to all TDCC Consolidated Returns for the taxable year which includes the Closing Date, TDCC shall use the closing of the books method under Treasury Regulation Section 1.1502-76, unless otherwise agreed by TDCC and Parent. TDCC shall prepare the portions of such TDCC Consolidated Returns that relate to the Blue Cube Business in a manner that is consistent with Past Practice unless a contrary position would not have a meaningful adverse effect on the Tax position of Spinco or any Spinco Entity for any period after the Closing or unless otherwise required by applicable Law. In the event that Past Practice is not applicable to a particular item or matter, TDCC shall determine the reporting of such item or matter in good faith. TDCC shall provide a draft of such portions of such TDCC Consolidated Return to Spinco for its review and comment at least thirty (30) days prior to the Due Date for such TDCC Consolidated Return, provided, however, that nothing herein shall prevent TDCC from timely filing any such TDCC Consolidated Return. The Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.01. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any TDCC Consolidated Return, such TDCC Consolidated Return shall be timely filed by TDCC and the Parties agree to amend such TDCC Consolidated Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

(b) Mixed Business Tax Returns.

(i) With respect to any Mixed Business Income Tax Return, the Preparing Party shall prepare the portions of such Mixed Business Income Tax Return that relates to the business of the Reviewing Party (the Blue Cube Business or the Dow Business, as applicable) in a manner that is consistent with Past Practice unless a contrary position would not have a meaningful adverse effect on the Tax position (or liability under this Agreement) of the Reviewing Party for any Pre-Closing Period or Post-Closing Period or unless otherwise required by applicable Law. The Preparing Party shall, to the extent a Mixed Business Tax Return is not required to be filed more frequently than quarterly, provide a draft of such portion of such Mixed Business Income Tax Return to the Reviewing Party for its review and comment at least thirty (30) days prior to the Due Date for such Mixed Business Income Tax Return, provided, however, that nothing herein shall prevent the Preparing Party from timely filing any such Mixed Business Income Tax Return. In the event that Past Practice is not applicable to a particular item or matter, the Preparing Party shall determine the reporting of such item or matter in good faith. The Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.01. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any Mixed Business Income Tax Return, such Mixed Business Income Tax Return shall be timely filed by the Preparing Party and the Parties agree to amend such Mixed Business Income Tax Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

(ii) With respect to any Mixed Business Non-Income Tax Return, the Preparing Party shall prepare any such Tax Returns consistent with Past Practice unless a contrary position would not have a meaningful adverse effect on the Tax position (or liability under this Agreement) of the Reviewing Party for any Pre-Closing Period or Post-Closing Period or unless otherwise required by Law. In the event that Past Practice is not applicable to a particular item or matter, the Preparing Party shall determine the reporting of such item or matter in good faith. The Preparing Party shall submit to the Reviewing Party a draft of any such Tax Return (or to the extent practicable the portion of such Tax Return that relates to Taxes for which the Reviewing Party is responsible pursuant to this Agreement) along with a statement setting forth the calculation of the Tax shown due and payable on such Tax Return reimbursable by the Reviewing Party under Section 2.02, such Tax Return to be provided, in the case of a Tax Return that is not required to be filed more frequently than quarterly, at least thirty (30) days prior to the Due Date for such Tax Return, provided, however, that nothing herein shall prevent the Preparing Party from timely filing any such Mixed Business Non-Income Tax Return. The Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.01. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any Mixed Business Non-Income Tax Return, such Mixed Business Non-Income Tax Return, as applicable, shall be timely filed by the Preparing Party and the Parties agree to amend such Mixed Business Non-Income Tax Return, as applicable, as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

(c) Single Business Tax Returns. With respect to any Single Business Tax Return which reflects Taxes which are reimbursable by the Reviewing Party, in whole or in part, the Preparing Party shall (x) prepare such Tax Return in a manner consistent with Past Practice unless a contrary position would not have a meaningful adverse effect on the Tax Position (or liability under this Agreement) of the Reviewing Party for any Pre-Closing Period or Post-Closing Period or unless otherwise required by law, and (y) submit to the Reviewing Party a draft of any such Tax Return (or to the extent practicable the portion of such Tax Return that relates to Taxes for which the Reviewing Party is responsible pursuant to this Agreement) along with a statement setting forth the calculation of the Tax shown due and payable on such Tax Return reimbursable by the Reviewing Party under Section 2.03, such Tax Return to be provided, in the case of a Tax Return that is not required to be filed more frequently than quarterly, at least thirty (30) days prior to the Due Date for such Tax Return provided, however, that nothing herein shall prevent the Preparing Party from timely filing any such Single Business Tax Return. The Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.01. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any Single Business Tax Return, such Single Business Tax Return shall be timely filed by the Preparing Party and the Parties agree to amend such Single Business Tax Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

(d) Tax Treatment of Transactions. The Tax treatment of the Transactions reported on any Tax Return shall be consistent with the treatment thereof in the IRS Ruling, the TDCC RMT Tax Opinion and the Parent Merger Tax Opinion, unless there is not a reasonable basis for such Tax treatment. To the extent there is a Tax treatment relating to the External Transactions which is not covered by the IRS Ruling Request, the IRS Ruling, the TDCC RMT Tax Opinion, or the Parent Merger Tax Opinion, each Party shall be permitted to determine such Tax treatment of the respective transaction reported on any Tax Return filed by such Party or its Affiliates provided that there is a reasonable basis for such Tax treatment, and provided further that Parent shall file its Tax Returns consistent with any “more likely than not” or better opinion (other than the TDCC RMT Tax Opinion and the Parent Merger Tax Opinion) of a nationally recognized law or accounting firm received by TDCC and reasonably acceptable to Parent unless Parent determines there is not a reasonable basis for such position or Parent receives a “should” or “would” opinion of a nationally recognized law or accounting firm that supports an alternative position. Any disputes regarding such Tax treatment that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.01.

(e) Certain Other Procedures.

(i) Notwithstanding anything to the contrary in this Article II, (A) with respect to any Tax Return required to be filed by TDCC or any TDCC Entity that relates to any Transaction Taxes or any Taxes caused by a TDCC Disqualifying Action for which Spinco has no liability under this Agreement, TDCC shall prepare or caused to be prepared the portion of such Tax Return that so relates in the manner determined by TDCC in its sole discretion; and (B) with respect to any Tax Return required to be filed by Spinco or any Spinco Entity that relates to any Transaction Taxes or any Taxes caused by a TDCC Disqualifying Action, if TDCC agrees in writing that, pursuant to Section 3.01 hereof, it is liable to pay Spinco for such Taxes caused by such TDCC Disqualifying Action, then, solely with respect to the portion of such Tax Return that relates to such Taxes caused by such TDCC Disqualifying Action, Spinco shall prepare or cause to be prepared such portion of the Tax Return that so relates in the manner determined by TDCC in its sole discretion and Spinco shall provide or cause to be provided a draft of such portion of such Tax Return to TDCC for its review, comment and approval at least thirty (30) days prior to the Due Date for such Tax Return.

(ii) Notwithstanding anything to the contrary in this Article II, (A) with respect to any Tax Return required to be filed by Spinco or any Spinco Entity that relates to any Taxes caused by a Spinco Disqualifying Action or that relates to Specified Transaction Taxes, Spinco shall prepare the portion of such Tax Return that so relates in the manner determined by Spinco in its sole discretion; and (B) with respect to any Tax Return required to be filed by TDCC or any TDCC Entity that relates to any Taxes caused by a Spinco Disqualifying Action, if Spinco agrees in writing that, pursuant to Section 3.02 hereof, it is liable to pay TDCC for such Taxes caused by such Spinco Disqualifying Action, then, solely with respect to the portion of such Tax Return that relates to such Taxes caused by such Spinco Disqualifying Action, TDCC shall prepare or cause to be prepared such portion of the Tax Return that so relates in the manner determined by Spinco in its sole discretion and TDCC shall provide or cause to be provided a draft of such portion of such Tax Return to Spinco for its review, comment and approval at least thirty (30) days prior to the Due Date for such Tax Return

(iii) Notwithstanding anything to the contrary in this Article II, with respect to any Tax Return required to be filed by TDCC, any TDCC Entity, Spinco or any Spinco Entity where there is a dispute between TDCC and Parent as to which party would be liable for any Transaction Taxes (including Specified Transaction Taxes) shown on such Tax Return or whether either party engaged in a Disqualifying Action, the party required to file any particular Tax Return shall consult in good faith with the other affected parties regarding any significant tax positions to be taken on such Tax Return.

(iv) With respect to Sections 2.04(e)(i), (ii) and (iii), the Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm pursuant to Section 8.01. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or by the Accounting Firm) prior to the Due Date for the filing of any such Tax Return, such Tax Return shall be timely filed by TDCC or any TDCC Entity (or Spinco or any Spinco Entity, as the case may be) and the Parties agree to amend such Tax Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution; provided, however, that TDCC shall make every reasonable commercial effort to file such Tax Returns in a manner consistent with the Tax Materials.

Section 2.05 Amended Returns. Except as expressly provided in Section 2.04 to reflect the resolution of any dispute by the Accounting Firm, (a) except with the prior written consent of TDCC, Spinco shall not, and shall not permit any Spinco Entity to amend any Tax Return of Spinco or any Spinco Entity for any Pre-Closing Period or Straddle Period and (b) except with the prior written consent of Spinco, TDCC shall not, and shall not permit any TDCC Entity, to amend any Tax Return for any Pre-Closing Period or Straddle Period if the result would be to unreasonably increase any liability of Spinco under this Agreement, or to unreasonably increase any liability of Spinco or a Spinco Entity for a Post-Closing Period, in any material way.

Section 2.06 Straddle Period Tax Allocation.

(a) General. TDCC and Spinco shall take all actions necessary or appropriate to close the taxable year of Spinco and each Spinco Entity for all Tax purposes as of the close of the Closing Date to the extent permitted by applicable Law. If applicable Law does not permit Spinco or a Spinco Entity, as the case may be, to close its taxable year on the Closing Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Closing Date shall be made by means of a closing of the books and records of Spinco or such Spinco Entity as of the close of the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion.

(b) Extraordinary Transactions. Notwithstanding anything to the contrary in this Agreement, for all Tax purposes, the Parties shall report any Extraordinary Transactions that are caused or permitted by Spinco or any Spinco Entity on the Closing Date after the Effective Time as occurring on the day after the Closing Date pursuant to Treasury Regulation Section 1.1502 76(b)(1)(ii)(B) or any similar or analogous provision of state, local or foreign Law.

Section 2.07 Timing of Payments. All Taxes required to be paid or caused to be paid pursuant to this Article II by either TDCC or a TDCC Entity or Spinco or a Spinco Entity, as the case may be, to an applicable Taxing Authority or reimbursed by TDCC or Spinco to Spinco or TDCC, as applicable, pursuant to this Agreement, shall, in the case of a payment to a Taxing Authority, be paid on or before the Due Date for the payment of such Taxes and, in the case of a reimbursement to the other Party, be paid at least two (2) business days before the Due Date for the payment of such Taxes by the other Party.

Section 2.08 Expenses. Except as provided in Section 8.01 in respect of the Accounting Firm, each Party shall bear its own expenses incurred in connection with this Article II.

Section 2.09 Apportionment of Spinco Taxes. For all purposes of this Agreement, but subject to Section 4.03, TDCC and Parent shall jointly determine in good faith which Taxes or Tax Items, as applicable, are attributable to assets or activities of the Blue Cube Business (and in the case of a Tax or Tax Item, as applicable, that is attributable to both the Blue Cube Business and the Dow Business, the allocation of such Tax or Tax Item, as applicable, between the Blue Cube Business and the Dow Business) in a manner consistent with the provisions of this Agreement and any disputes shall be resolved by the Accounting Firm in accordance with Section 8.01.

ARTICLE III

INDEMNIFICATION

Section 3.01 Indemnification by TDCC. TDCC shall pay, and shall indemnify and hold Spinco harmless from and against, without duplication, (a) all TDCC Taxes, (b) all Taxes incurred by Spinco or any Spinco Entity by reason of the incorrectness or breach by TDCC or, prior to the Effective Time, the incorrectness or breach by Spinco of any of its representations, warranties or covenants hereunder, and (c) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

Section 3.02 Indemnification by Spinco. Spinco shall pay, and shall indemnify and hold TDCC harmless from and against, without duplication, (a) all Spinco Taxes, (b) all Taxes incurred by TDCC or any TDCC Entity by reason of the incorrectness or breach by Parent or, after the Effective Time, the breach by Spinco of any of their representations, warranties or covenants hereunder, and (c) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

Section 3.03 Tax Treatment of Indemnity Payments; Tax Benefits and Costs.

(a) In the absence of a Final Determination to the contrary, for all Tax purposes, TDCC and Spinco shall treat or cause to be treated (i) any payment required by this Agreement (other than any payment of interest accruing after the Closing Date) to be made from one to the other as either a contribution by TDCC to Spinco or a distribution by Spinco to TDCC, as the case may be, occurring immediately prior to the Closing Date and (ii) any payment of non-federal Taxes by or to a Taxing Authority or any payment of interest as taxable or deductible, as the case may be, by the Party required under applicable Law to make such payment, in either case except as otherwise required by applicable Law.

(b) Notwithstanding the foregoing, the amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnified Party pursuant to this Agreement will be (i) decreased to take into account the actual Tax Benefit to the Indemnified Party (or an Affiliate thereof) arising from the incurrence or payment of the relevant indemnified item (which Tax Benefit would not have arisen or been allowable but for such indemnified item), and (ii) increased to take into account any actual Tax Cost of the Indemnified Party (or an Affiliate thereof) arising from the receipt of the relevant indemnity payment (but taking into account any actual offsetting Tax Benefits resulting from the payment of such Tax Cost). The parties shall use their reasonable best efforts to agree on a one-time estimate of future Tax Costs and Tax Benefits under this paragraph and will make payment accordingly, and any such agreement will be final and conclusive.

Section 3.04 Timing of Indemnity Payments. Indemnity payments in respect of any liabilities for which an Indemnified Party is entitled to indemnification pursuant to this Article III shall be paid by the Indemnifying Party to the Indemnified Party within ten (10) days after written notification thereof by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for, and calculation of, the amount of such indemnity payment.

ARTICLE IV

REFUNDS, CARRYBACKS, TAX ATTRIBUTES AND TIMING DIFFERENCE

Section 4.01 Refunds.

(a) Except as provided in Section 4.02, TDCC shall be entitled to all Refunds of Taxes for which TDCC is responsible pursuant to Article III, and Spinco shall be entitled to all Refunds of Taxes for which Spinco is responsible pursuant to Article III. A Party receiving a Refund to which the other Party is entitled pursuant to this Agreement shall pay the amount to which such other Party is entitled within ten (10) days after the receipt of the Refund.

(b) In the event of an Adjustment relating to Taxes for which one Party is responsible pursuant to Article III which would have given rise to a Refund but for an offset against the Taxes for which the other Party is or may be responsible pursuant to Article III (the “Benefited Party”), then the Benefited Party shall pay to the other Party, within ten (10) days of the Final Determination of such Adjustment an amount equal to the amount of such reduction in the Taxes of the Benefited Party plus interest at the rate set forth in Section 6621(a)(1) of the Code on such amount for the period from the filing date of the Tax Return that would have given rise to such Refund to the payment date.

(c) Notwithstanding Section 4.01(a), to the extent that a Party applies or causes to be applied an overpayment of Taxes as a credit toward or a reduction in Taxes otherwise payable (or a Taxing Authority requires such application in lieu of a Refund) and such overpayment of Taxes, if received as a Refund, would have been payable by such Party to the other Party pursuant to this Section 4.01, such Party shall pay such amount to the other Party no later than the Due Date of the Tax Return for which such overpayment is applied to reduce Taxes otherwise payable.

(d) To the extent that the amount of any Refund under this Section 4.01 or Section 4.02(b), as applicable, is later reduced by a Taxing Authority or in a Tax Proceeding, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 4.01 or Section 4.02(b), as applicable, and an appropriate adjusting payment shall be made.

Section 4.02 Carrybacks.

(a) The carryback of any loss, credit or other Tax Attribute from any Post-Closing Period shall be in accordance with the provisions of the Code and Treasury Regulations (and any applicable state, local or foreign Laws).

(b) Except to the extent otherwise consented to by TDCC or prohibited by applicable Law, Spinco shall elect to relinquish, waive or otherwise forgo the carryback of any loss, credit or other Tax Attribute of Spinco or any other member of the Spinco Group from any Post-Closing Period to any Pre-Closing Period or Straddle Period (a “Carryback”). In the event that Spinco (or the appropriate member of the Spinco Group) is prohibited by applicable Law to relinquish, waive or otherwise forgo a Carryback (or TDCC consents to a Carryback), TDCC shall cooperate with Spinco, at Spinco’s expense, in seeking from the appropriate Taxing

Authority such Refund as reasonably would result from such Carryback, to the extent that such Refund is directly attributable to such Carryback, and shall pay over to Spinco the amount of such Refund within ten (10) days after such Refund is received; provided, however, that Spinco shall indemnify and hold the members of the TDCC Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Carryback, including, without limitation, the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the TDCC Group if (i) such Tax Attributes expire unutilized, but would have been utilized but for such Carryback, or (ii) the use of such Tax Attributes is postponed to a later taxable period than the taxable period in which such Tax Attributes would have been utilized but for such Carryback.

Section 4.03 Tax Attributes.

(a) TDCC shall determine, acting reasonably and in good faith, the allocation of Tax Attributes arising in a Pre-Closing Period to the TDCC Group and the Spinco Group in accordance with the Code and Treasury Regulations, including (i) in the case of Tax Attribute other than earnings and profits, Treasury Regulations Sections 1.1502-9(c), 1.1502-21, 1.1502-21T, 1.1502-22, 1.1502-79 and, if applicable, 1.1502-79A (and any applicable state, local and foreign Laws), and (ii) in the case of earnings and profits, in accordance with Code Section 312(h) and Treasury Regulations Section 1.312-10(a); provided that, with respect to the determination of Tax basis of Spinco Assets (other than equity interests in Spinco Entities), TDCC shall make such determination reasonably and in good faith and consistent with the books and records of TDCC and its Subsidiaries. TDCC shall consult in good faith with Parent regarding the allocation of Tax Attributes and shall consider in good faith any written comments received from Parent regarding such allocation of Tax Attributes.

(b) TDCC and Spinco shall compute all Taxes for Post-Closing Periods consistently with the determination of the allocation of Tax Attributes pursuant to Section 4.03(a) unless otherwise required by a Final Determination.

(c) To the extent that the amount of any Tax Attribute is later reduced or increased by a Taxing Authority or Tax Proceeding, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to Section 4.03(a).

Section 4.04 Treatment of Deductions Associated with Compensation. Unless otherwise prohibited by applicable Law, from and after the Closing Date, (i) solely a member of the Parent Group shall be entitled to claim any Tax deduction associated with any vesting, exercise, disqualifying disposition, payment or other relevant taxable event with respect to a Parent Plan (without regard to materiality) or a Parent Stock Award, and (ii) solely a member of the TDCC Group shall be entitled to claim any Tax deduction associated with any vesting, exercise, disqualifying disposition, payment or other relevant taxable event with respect to a Dow Plan (without regard to materiality) or a Dow Stock Award.

Section 4.05 Timing Differences. If pursuant to a Final Determination any Tax Benefit is made allowable to a member of the Spinco Group as a result of an Adjustment to any Taxes for which a member of the TDCC Group is responsible hereunder (or Tax Attribute of a member of the TDCC Group) and such Tax Benefit would not have arisen or been allowable but for such

Adjustment, or if pursuant to a Final Determination any Tax Benefit is made allowable to a member of the TDCC Group as a result of an Adjustment to any Taxes for which a member of the Spinco Group is responsible hereunder (or Tax Attribute of a member of the Spinco Group) and such Tax Benefit would not have arisen or been allowable but for such Adjustment, Spinco or TDCC, as the case may be, shall make a payment to either TDCC or Spinco, as appropriate, within thirty (30) days of the date that such paying Party actually receives such Tax Benefit (determined by comparing its Tax liability with and without the Tax consequences of the Adjustment). The parties shall use their reasonable best efforts to agree on a one-time estimate of future Tax Benefits under this paragraph and will make payment accordingly, and any such agreement will be final and conclusive.

Section 4.06 Protective Section 336(e) Election. Pursuant to Treasury Regulation Sections 1.336-2(h)(1)(i) and 1.336-2(j), TDCC shall make a timely protective election under Section 336(e) of the Code and the Regulations issued thereunder for Spinco and each Spinco Entity with respect to the Distribution (a “Section 336(e) Election”). It is intended that a Section 336(e) Election will have no effect unless the Distribution is a “qualified stock disposition,” as defined in Treasury Regulation Section 1.336-1(b)(6), either because (a) the Distribution is not a transaction described in Treasury Regulation Section 1.336-1(b)(5)(i)(B) or (b) Treasury Regulation Section 1.336-1(b)(5)(ii) applies to the Distribution. TDCC, Parent and Spinco shall cooperate in making the Section 336(e) Election, including filing any statements, amending any Tax Returns or such other action reasonably necessary to carry out the Section 336(e) Election. No member of the Parent Group or the Spinco Group shall take any position inconsistent with the Section 336(e) Election except as may be required by a Final Determination. If there is a failure of one or more of the Transactions to qualify (in whole or in part) for its intended tax treatment or for Tax-Free Status, as the case may be, and the resulting Taxes (including any Taxes attributable to the Section 336(e) Election) are borne by TDCC (rather than Spinco because of Spinco’s indemnification obligations under this Agreement or otherwise), then, to that extent, TDCC shall be entitled to quarterly payments from Spinco equal to 100 percent of the actual Tax savings if, as and when realized arising from the step up in Tax basis resulting from the Section 336(e) Election, determined on a “with and without” basis (treating any deductions or amortization attributable to the step up in tax basis resulting from the Section 336(e) Election as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards), and less a reasonable charge for administrative expenses and other reasonable out-of-pocket expenses necessary to secure the Tax savings.

ARTICLE V

TAX PROCEEDINGS

Section 5.01 Notification of Tax Proceedings. Within ten (10) days after an Indemnified Party becomes aware of the commencement of a Tax Proceeding that may give rise to Taxes for which an Indemnifying Party is responsible pursuant to Article III, such Indemnified Party shall notify the Indemnifying Party of such Tax Proceeding, and thereafter shall promptly forward or make available to the Indemnifying Party copies of notices and communications relating to such Tax Proceeding. The failure of the Indemnified Party to notify the Indemnifying Party of the commencement of any such Tax Proceeding within such ten (10) day period or promptly forward any further notices or communications shall not relieve the Indemnifying Party of any obligation which it may have to the Indemnified Party under this Agreement except to the extent that the Indemnifying Party is actually prejudiced by such failure.

Section 5.02 Tax Proceeding Procedures Generally.

(a) TDCC Consolidated Returns. Except as provided in Section 5.03, TDCC shall, acting in good faith, be entitled to contest, compromise and settle any Adjustment proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any TDCC Consolidated Return; provided that to the extent that such Tax Proceeding could materially affect the amount of Taxes for which Spinco is responsible pursuant to Article III, TDCC shall (A) defend such Tax Proceeding diligently and in good faith, (B) keep Spinco informed in a timely manner of all actions proposed to be taken by TDCC with respect to such Tax Proceeding (or to the extent practicable the portion of such Tax Proceeding that relates to Taxes for which Spinco is responsible pursuant to Article III), (C) permit Spinco to participate in all proceedings with respect to such Tax Proceeding (or to the extent practicable the portion of such Tax Proceeding that relates to Taxes for which Spinco is responsible pursuant to Article III), and (D) not settle any such Tax Proceeding without the prior written consent of Spinco, which shall not be unreasonably withheld, conditioned or delayed.

(b) Mixed Business Tax Returns. Except as provided in Section 5.03, with respect to any Mixed Business Tax Return, the Preparing Party shall, acting in good faith, be entitled to contest, compromise and settle any Adjustment proposed, asserted or assessed pursuant to any Tax Proceeding; provided that to the extent such Tax Proceeding could materially affect the amount of Taxes for which the Reviewing Party is responsible pursuant to Article III, the Preparing Party shall (A) defend such Tax Proceeding diligently and in good faith, (B) keep the Reviewing Party informed in a timely manner of all actions proposed to be taken by the Preparing Party with respect to such Tax Proceeding, (C) permit the Reviewing Party to participate in all proceedings with respect to such Tax Proceeding (or to the extent practicable the portion of such Tax Proceeding that relates to Taxes for which the Reviewing Party is responsible pursuant to Article III), and (D) not settle any such Tax Proceeding without the prior written consent of the Reviewing Party, which shall not be unreasonably withheld, conditioned or delayed.

(c) Single Business Tax Returns. Except as provided in Section 5.03, the Indemnifying Party shall be entitled to contest, compromise and settle any Adjustment proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any Single Business Tax Return for which the Indemnifying Party is responsible pursuant to Article III and any such defense shall be made diligently and in good faith; provided, that the Indemnifying Party shall keep the Indemnified Party informed in a timely manner of all actions proposed to be taken by the Indemnifying Party and shall permit the Indemnified Party to participate in all proceedings with respect to such Tax Proceeding.

Section 5.03 Tax Proceedings in respect of Transaction Taxes and Disqualifying Actions.

(a) Spinco shall have the sole right to make all decisions relating to the contest, compromise and settlement of any Adjustment proposed, asserted or assessed pursuant to any

Tax Proceeding relating to any Taxes that Spinco acknowledges in writing would be (i) Specified Transaction Taxes, or (ii) attributable to a Spinco Disqualifying Action; provided that unless waived by the Parties in writing, or Parent provides assurance of payment reasonably satisfactory to TDCC, Spinco shall (A) defend such Tax Proceeding diligently and in good faith, (B) keep TDCC informed in a timely manner of all actions proposed to be taken by Spinco, (C) provide copies of all correspondence or filings to be submitted to any Taxing Authority or judicial authority to TDCC for its prior review and consent, and (D) provide TDCC with written notice reasonably in advance of, and Spinco shall have the right to attend, any formally scheduled meetings with any Taxing Authority or hearings or proceedings before any judicial authority.

(b) TDCC shall be exclusively entitled to contest, compromise and settle any Adjustment proposed, asserted or assessed pursuant to any Tax Proceeding relating to any Taxes that TDCC acknowledges in writing would be (i) Transaction Taxes (other than Specified Transaction Taxes) or (ii) attributable to a TDCC Disqualifying Action; provided that unless waived by the Parties in writing, TDCC shall (A) defend such Tax Proceeding diligently and in good faith, (B) keep Spinco informed in a timely manner of all actions taken or proposed to be taken by TDCC, (C) provide copies of all correspondence or filings to be submitted to any Taxing Authority or judicial authority to Spinco for its prior review and consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (D) provide Spinco with written notice reasonably in advance of, and Spinco shall have the right to attend, any formally scheduled meetings with any Taxing Authority or hearings or proceedings before any judicial authority.

(c) In the case of any Tax Proceeding in which an Adjustment relating to Transaction Taxes or attributable to an alleged Disqualifying Action is proposed, asserted or assessed, and the Parties cannot agree as to which party would be liable for such Taxes under this Agreement, the Party that is statutorily liable to such Tax shall, acting reasonably and in good faith, determine all positions to be taken in such Tax Proceeding, provided that no settlement shall be agreed to without the consent of both Parties such consent not to be unreasonably withheld, delayed or conditioned; provided, however, that the Party refusing to consent shall, if so requested, provide the other party with an opinion of Shearman & Sterling LLP (in the case of TDCC) or Cravath, Swaine and Moore (in the case of Spinco) that there is at least a “more likely than not” position that is contrary to that being asserted in the Adjustment. The Parties shall negotiate in good faith to resolve all disputed issues.

ARTICLE VI

TAX-FREE STATUS OF THE DISTRIBUTION

Section 6.01 Representations and Warranties.

(a) Spinco and Parent. Spinco hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made in the Tax Materials, with the consent of Parent, to the extent they both (A) are descriptive of the Spinco Group (including the business purposes for the Distribution described in the IRS Ruling Request and the other Tax Materials to the extent that they relate to the Spinco Group and the plans, proposals, intentions and policies of the Spinco Group after the Effective Time), and (B) relate to the actions or non-actions of the Spinco Group to be taken (or not taken, as the case may be) after the Effective Time, are, or will be at the time presented or made (and, if applicable, through and including the Effective Time) true, correct and complete in all respects, provided that notwithstanding anything to the contrary in this Agreement, TDCC rather than Spinco shall be responsible for the accuracy of any such representation, warranty or covenant at the time presented or made (and, if applicable, through and including the Effective Time). Parent hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made in the Tax Materials, with the consent of Parent, to the extent descriptive of the Parent Group at any time (including the plans, proposals, intentions and policies of the Parent Group at any time), are, or will be at the time presented or made (and, if applicable, through and including the Effective Time) true, correct and complete in all respects.

(b) TDCC. TDCC hereby represents and warrants or covenants and agrees, as appropriate, that (i) it has delivered complete and accurate copies of the Tax Materials to Spinco and Parent and (ii) the facts presented and the representations made therein, to the extent descriptive of or that relate to the actions or non-actions of (A) the TDCC Group at any time or (B) the Spinco Group at any time at or prior to the Effective Time (including, in each case, (x) the business purposes for the Distribution described in the IRS Ruling Request and the other Tax Materials to the extent that they relate to the TDCC Group at any time or the Spinco Group at any time at or prior to the Effective Time, and (y) the plans, proposals, intentions and policies of the TDCC Group at any time or the Spinco Group at any time at or prior to the Effective Time), are, or will be at the time presented or made in the case of the TDCC Group, and at the time presented or made (and, if applicable, through and including the Effective Time) in the case of the Spinco Group, are true, correct and complete in all respects.

(c) No Contrary Knowledge. Each of TDCC, Spinco and Parent represents and warrants that it knows of no fact (after due inquiry) that may cause the Tax treatment of the External Transactions to be other than the Tax-Free Status.

(d) No Contrary Plan. Each of TDCC, Spinco, and Parent represents and warrants that neither it, nor any of its Affiliates, has any plan or intent to take any action which is inconsistent with any statements or representations made in the Tax Materials, with the consent of Parent, in the case of any such statements or representations with respect to Spinco.

(e) Parent Stock. Parent represents and warrants that any of its stock that may be issued after the Effective Time and that is described in clause (B) of Section 2.04(d) of the Merger Agreement “is not excessive by reference to the services performed” within the meaning of Treasury Regulation Section 1.355-7(d)(8)(i). In addition, Parent represents and warrants that no person acquiring stock referred to in the preceding sentence will be, at the Effective Time, a member of a “coordinating group” that is a “controlling shareholder” of Parent, all within the meaning of Treasury Regulation Sections 1.355-7(d)(8)(ii) and -7(h)(3)(i).

Section 6.02 Restrictions Relating to the Distribution.

(a) General. Spinco shall not, nor shall Spinco permit, any Spinco Entity to take or fail to take, as applicable, any action that constitutes Spinco Disqualifying Action. For the avoidance of doubt, as set forth in Section 8.05, as of the Merger Effective Time the obligations and restrictions imposed on Spinco under this Section 6.02 shall apply with equal force and effect to Parent as if this Section 6.02 expressly obligated and restricted Parent in the same manner as it obligates and restricts Spinco.

(b) Restrictions. Prior to the first day following the second anniversary of the Distribution (the “Restriction Period”), Spinco:

(i) shall continue and cause to be continued the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations) of the Blue Cube Business, taking into account Section 355(b)(3) of the Code;

(ii) shall not, and shall not permit any of its affiliates to, (1) enter into any Proposed Acquisition Transaction or, to the extent Spinco has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur, (2) redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock, (3) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (4) merge, consolidate or amalgamate with any other Person (other than pursuant to the Merger) or (5) take any other action or actions not specifically excluded from the definition of Proposed Acquisition Transaction (including any action or transaction that would be reasonably likely to be inconsistent with or cause to be untrue any information, statement, representation, undertaking or covenant made in the Tax Materials) which in the aggregate (and taking into account the Merger and any other transactions described in this Section 6.02(b)(ii)) would, when combined with any other direct or indirect changes in ownership of Spinco capital stock pertinent for purposes of Section 355(e) of the Code (including the Merger), have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a Fifty-Percent or Greater Interest in Spinco or would reasonably be expected to result in a failure to preserve the Tax-Free Status of the External Transactions; and

(iii) shall not, and shall not permit any other member of the Spinco Group, to sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for federal income tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than 35% of the consolidated gross assets of Spinco, or the Spinco Group. The foregoing sentence shall not apply to (1) sales, transfers, or dispositions of assets in the Ordinary Course of Business, (2) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (3) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes, (4) any mandatory or optional repayment (or pre-payment) of any indebtedness of Spinco or any member of the Spinco Group, or (5) any transfer of assets to Parent or a direct or indirect wholly-owned member of the “qualified group” of which Parent or a successor is the parent corporation, within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii). The percentages of gross assets or consolidated gross assets of Spinco, or the Spinco Group, as applicable, sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Spinco, and the members of the Spinco Group as of the Closing Date. For purposes of this Section 6.02(b)(iii), a merger of Spinco or one of its Subsidiaries with and into any Person that is not a wholly owned Subsidiary of Spinco shall constitute a disposition of all of the assets of Spinco or such Subsidiary unless exception (5) of the second preceding sentence applies. For avoidance of doubt, where exception (5) of the third preceding sentence applies, references to Spinco shall be deemed to include the applicable transferee.

(c) Notwithstanding the restrictions imposed by Section 6.02(b), during the Restriction Period, Spinco may proceed with any of the actions or transactions described therein, if (i) Spinco shall first have requested TDCC to obtain a supplemental ruling in accordance with Section 6.03(a) to the effect that such action or transaction will not affect the Tax-Free Status of the External Transactions and TDCC shall have received such a supplemental ruling in form and substance satisfactory to TDCC (in its sole discretion), (ii) Spinco shall have provided to TDCC an Unqualified Tax Opinion in form and substance satisfactory to TDCC (and on which TDCC may rely), or (iii) TDCC shall have waived in writing the requirement to obtain such ruling or opinion. In determining whether a ruling or opinion is satisfactory, TDCC may consider, among other factors, the appropriateness of any underlying assumptions or representations used as a basis for the ruling or opinion and the views on the substantive merits. For the avoidance of doubt, notwithstanding anything in this Section 6.02(c), if Spinco takes any of the actions or transactions described in Section 6.02(b) during the Restriction Period, the presence of a supplemental ruling, an Unqualified Tax Opinion or a waiver from TDCC shall not prevent any such action or transaction from being treated as a Spinco Disqualifying Action for all purposes of this Agreement, and Spinco shall be liable for any Taxes caused by such Spinco Disqualifying Action for which it is otherwise liable under this Agreement, irrespective of the delivery of a supplemental ruling or Unqualified Tax Opinion or a waiver of such requirement by TDCC.

(d) Tax Reporting. Each of TDCC and Spinco covenants and agrees that it will not take, and will cause its respective Affiliates to refrain from taking, any position on any Income Tax Return that is inconsistent with the Tax-Free Status of the External Transactions.

(e) For the avoidance of doubt, notwithstanding the restrictions set forth in this Section 6.02(a), Spinco and Parent shall be permitted to (i) take any action expressly required by the Transaction Documents, and (ii) adopt or modify a shareholder rights plan (and issue stock in accordance therewith) that is described in or is similar to the shareholder rights plan described in Revenue Ruling 90-11, 1990-1 C.B. 10.

Section 6.03 Procedures Regarding Opinions and Rulings.

(a) If Spinco notifies TDCC that it desires to take one of the actions described in Section 6.02(b) (a “Notified Action”), TDCC shall cooperate with Spinco and use its reasonable best efforts to seek to obtain a supplemental ruling from the IRS or permit Spinco to obtain an Unqualified Tax Opinion (on which TDCC may rely) for the purpose of permitting Spinco to take the Notified Action unless TDCC shall have waived the requirement to obtain such ruling or opinion. If such a ruling is to be sought, TDCC shall apply for such ruling and TDCC and Spinco shall jointly control the process of obtaining such ruling. In no event shall TDCC be required to file any ruling request under this Section 6.03(a) unless Spinco represents that (i) it has read such ruling request, and (ii) all information and representations, if any, relating to any member of the Spinco Group, contained in such ruling request documents are (subject to any qualifications therein) true, correct and complete. Spinco shall reimburse TDCC for all reasonable costs and expenses incurred by the TDCC Group in obtaining a ruling or Unqualified Tax Opinion requested by Spinco within ten (10) days after receiving an invoice from TDCC therefor.

(b) TDCC shall have the right to obtain a supplemental ruling or an Unqualified Tax Opinion at any time in its sole and absolute discretion, unless the Tax position in question would have an adverse effect on Parent or Spinco. If such condition is satisfied and TDCC determines to obtain such ruling or opinion, Spinco shall (and shall cause each Spinco Entity to) cooperate with TDCC and take any and all actions reasonably requested by TDCC in connection with obtaining such ruling or opinion (including by making any representation or reasonable covenant or providing any materials requested by the IRS or the law firm issuing such opinion); provided, that Spinco shall not be required to make (or cause a Spinco Entity to make) any representation or covenant that is untrue or inconsistent with historical facts, or that could adversely affect or restrict Spinco as to future matters or events. In connection with obtaining such ruling, TDCC shall apply for such ruling and shall have sole and exclusive control over the process of obtaining such ruling. TDCC shall reimburse Spinco for all reasonable costs and expenses incurred by the Spinco Group in cooperating with TDCC’s efforts to obtain a supplemental ruling or Unqualified Tax Opinion within ten (10) days after receiving an invoice from Spinco therefor

(c) Except as provided in Sections 6.03(a) and (b), following the Effective Time, neither Spinco nor any Spinco Affiliate shall seek any guidance from the IRS or any other Taxing Authority (whether written, verbal or otherwise) at any time concerning the Contribution, the Distribution or the other Transactions (including the impact of any transaction on the Contribution, the Distribution or the other Transactions) without the prior approval of TDCC (such approval not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

COOPERATION

Section 7.01 General Cooperation.

(a) The Parties shall each cooperate fully (and each shall cause its respective Subsidiaries to cooperate fully) with all reasonable requests in writing (“Information Request”) from another Party hereto, or from an agent, representative or advisor to such Party, in connection with the preparation and filing of Tax Returns (including the preparation of Tax Packages), claims for Refunds, Tax Proceedings, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of any of the Parties or their respective Subsidiaries covered by this Agreement and the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter (“Information”) and shall include, without limitation, at each Party’s own cost:

(i) the provision of any Tax Returns of the Parties and their respective Subsidiaries, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities (or, in the case of any TDCC Consolidated Return or Mixed Business Income Tax Return to the extent practicable, the portion of such Tax Return that relates to Taxes for which Spinco is responsible pursuant to this Agreement);

(ii) the execution of any document (including any power of attorney) in connection with any Tax Proceedings of any of the Parties or their respective Subsidiaries, or the filing of a Tax Return or a Refund claim of the Parties or any of their respective Subsidiaries;

(iii) the use of the Party’s reasonable best efforts to obtain any documentation in connection with a Tax Matter; and

(iv) the use of the Party’s reasonable best efforts to obtain any Tax Returns (including accompanying schedules, related work papers, and documents), documents, books, records or other information in connection with the filing of any Tax Returns of any of the Parties or their Subsidiaries (or, in the case of any TDCC Consolidated Return or Mixed Business Income Tax Return to the extent practicable, the portion of such Tax Return, documents, books, records or other information that relates to Taxes for which Spinco is responsible pursuant to this Agreement). Each Party shall make its employees, advisors, and facilities available, without charge, on a reasonable and mutually convenient basis in connection with the foregoing matters.

(b) Spinco and Parent shall not, and shall not permit any of its Affiliates to, take any position on any Tax Return, or otherwise take any action, that is inconsistent with the Tax treatment of the distributions, transfers, assignments, exchanges and other transactions that effect the Internal Restructuring as determined by the TDCC RMT Tax Opinion or the IRS Ruling, unless there is no reasonable basis for such Tax treatment. Spinco and Parent shall not, and shall not permit any of its Affiliates to, take any other action or actions which in the aggregate (and taking into account the Merger and any other transactions engaged in by Spinco, Parent or an Affiliate) could reasonably be expected to disqualify any distribution, transfer, assignment, exchange or other transaction that effected the Internal Restructuring from achieving the Tax treatment determined in the TDCC RMT Tax Opinion or the IRS Ruling.

Section 7.02 Retention of Records. TDCC and Spinco shall retain or cause to be retained all Tax Returns, schedules and work papers, and all material records or other documents relating thereto in their possession, until sixty (60) days after the expiration of the applicable statute of limitations (including any waivers or extensions thereof) of the taxable periods to which such Tax Returns and other documents relate or until the expiration of any additional period that any Party reasonably requests, in writing, with respect to specific material records and documents. A

Party intending to destroy any material records or documents shall provide the other Party with reasonable advance notice and the opportunity to copy or take possession of such records and documents. The Parties hereto will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Dispute Resolution. In the event of (x) any dispute between the Parties specified in Section 2.04, 2.06 or 2.09 or (y) any other dispute between the Parties as to any matter covered by this Agreement with respect to which the Parties agree shall be governed by the procedures set forth in this Section 8.01, the Parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by TDCC and Spinco and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Accounting Firm to resolve all disputes no later than thirty (30) days after the submission of such dispute to the Accounting Firm, but in no event later than the Due Date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with the Past Practices of TDCC and its Subsidiaries, except as otherwise required by applicable Law. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Accounting Firm shall be borne equally by the Parties.

Section 8.02 Termination of Tax Sharing Agreements. All Tax sharing, indemnification and similar agreements, written or unwritten, as between TDCC or a TDCC Entity, on the one hand, and Spinco or a Spinco Entity, on the other (other than this Agreement or any other Transaction Agreement), shall be or shall have been terminated no later than the Effective Time and, after the Effective Time, none of TDCC or a TDCC Entity, or Spinco or a Spinco Entity shall have any further rights or obligations under any such Tax sharing, indemnification or similar agreement.

Section 8.03 Interest on Late Payments. With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the payment date.

Section 8.04 Survival of Covenants. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Effective Time and remain in full force and effect in accordance with their applicable terms.

Section 8.05 Successors. This Agreement shall be binding on and inure to the benefit of any successor by merger, acquisition of assets, or otherwise, to any of the Parties hereto (including without limitation any successor of TDCC or Spinco succeeding to the Tax Attributes of either under Section 381 of the Code), to the same extent as if such successor had been an original Party to this Agreement. As of the Merger Effective Time, this Agreement shall be binding on Parent and Parent shall be subject to the obligations and restrictions imposed on Spinco hereunder, including, without limitation, with respect to the indemnification obligations of Spinco under Section 3.02 and the restrictions imposed on Spinco under Section 6.02.

Section 8.06 Severability. If any term or other provision of this Agreement is declared invalid, illegal or incapable of being enforced by any governmental authority, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 8.07 Entire Agreement. Except as otherwise expressly provided in this Agreement, the Merger Agreement, the Disclosure Letters (as defined in the Merger Agreement), the Separation Agreement, the Dow Disclosure Letter (as defined in the Separation Agreement), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the Parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Parties hereto with respect to the subject matter of this Agreement.

Section 8.08 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Party hereto, except that each Party may assign (a) any or all of its rights and obligations under this Agreement to any of its Affiliates and (b) any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any of its assets or entities or lines of business; provided, however, that, in each case, no such assignment shall release such Party from any liability or obligation under this Agreement nor change any of the steps set forth in the Separation Agreement. Except as provided in Article III with respect to Indemnified Parties, this Agreement is for the sole benefit of the Parties to this Agreement and their respective Subsidiaries and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.09 Specific Performance. The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity

(including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.

Section 8.10 Amendment; Waiver. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Parties that expressly references the Section of this Agreement to be amended. No waiver by any Party of any provision of this Agreement shall be valid unless set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 8.11 Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires, the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a Person are also to its successors and permitted assigns. References to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars. If there is any conflict between the Separation Agreement and this Agreement, each of the Separation Agreement and this Agreement is to be interpreted and construed, if possible, so as to avoid or minimize such conflict, but, to the extent (and only to the extent) of such conflict, this Agreement shall prevail and control. References to “day” or “days” are to calendar days. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, the period in question shall end on the next succeeding business day.

Section 8.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 8.13 Coordination with Other Agreements. (a) To the extent any covenants or agreements between the Parties with respect to employee withholding Taxes are set forth in the Employee Matters Agreement, such Taxes shall be governed exclusively by the Employee Matters Agreement and not by this Agreement.

(b) The parties acknowledge that the treatment of “deferred tax assets” as an Excluded Asset for purposes of the Separation Agreement is intended solely to reflect the fact that deferred tax assets are an accounting concept and is not intended to affect the rights and obligations of the parties under this Agreement.

(c) If either Parent or TDCC determines, after the date of this Agreement, that any action permitted or required under any of the Transaction Agreements would cause the Tax-Free Status of the External Transaction to be lost (in whole or in part), the parties shall negotiate in good faith to modify the terms of the applicable Transaction Agreement, without adverse economic effect to either party, in order to prevent such loss and such breach.

Section 8.14 Confidentiality. The parties hereby agree that the provisions of the Confidentiality Agreement (as defined in the Merger Agreement) shall apply to all information and material furnished by any party or its representatives hereunder (including any Information and any Tax Returns).

Section 8.15 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by facsimile (with a confirmatory copy sent by an internationally recognized overnight courier service) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.15):

If to: TDCC, to:

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
Facsimile:	(989) 638-9397
Attention:	Executive Vice President and General Counsel

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
Facsimile:	(212) 848-7179
Attention:	George A. Casey, Esq.

If to: Parent or Spinco, to:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105-3443
Facsimile:	(314) 480-1484
Attention:	Senior Vice President and General Counsel

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Facsimile:	(212) 474 3700
Attention:	Robert I. Townsend, III, Esq.
George F. Schoen, Esq.

Any notice to TDCC will be deemed notice to all members of the TDCC Group, and any notice to Spinco will be deemed notice to all members of the Spinco Group.

Section 8.16 Effective Date. This Agreement shall become effective only upon the occurrence of the Distribution.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

THE DOW CHEMICAL COMPANY

By	/s/ James R. Fitterling
Name:	James R. Fitterling
Title:	Vice Chairman, Business Operations

BLUE CUBE SPINCO INC.

By	/s/ Stephen J. Doktycz
Name:	Stephen J. Doktycz
Title:	Vice President

OLIN CORPORATION

By	/s/ Joseph D. Rupp
Name:	Joseph D. Rupp
Title:	Chairman and Chief Executive Officer

[Signature Page to the Tax Matters Agreement]